Exhibit 4.5

Description of Registrant’s Capital Stock Registered

Pursuant to Section 12 of the Exchange Act of 1934

The following description is a summary of the material terms that are included in the restated articles of incorporation and the bylaws of The Marcus Corporation (the “Company,” “we,” “us” or “our”) and certain provisions of the Wisconsin Business Corporation Law (“WBCL”) that may be applicable to shareholders of the Company. This summary is qualified in its entirety by the specific terms and provisions contained in our restated articles of incorporation and our bylaws, as amended, copies of which are incorporated by reference to exhibits to the Annual Report on Form 10-K for the year ended December 26, 2019, and by the provisions of applicable law. We encourage you to read our restated articles of incorporation, our bylaws and the applicable provisions of the WBCL for additional information.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, $1.00 par value per share, 33,000,000 shares of class B common stock, $1.00 par value per share, and 1,000,000 shares of preferred stock, $1.00 par value per share. As of February 17, 2020, there were 23,023,221 shares of common stock and 7,925,504 shares of class B common stock outstanding. As of February 17, 2020, no shares of our preferred stock were outstanding.

Comparison of Common Stock and Class B Common Stock

The following table compares our common stock and class B common stock.

	Common Stock	Class B Common Stock
Voting rights per share	1	10
Cash dividend rights per share	110% of any cash dividend paid on class B common stock (subject to rounding)	In an amount as may be determined by our board of directors
Transferability	Freely transferable*	May only be transferred to permitted transferees (as described below)*
Conversion rights	None	Share-for-share into common stock at the option of the holder**
Liquidation rights	Same as class B common stock	Pro rata sharing of assets remaining after payment of all liabilities and preferred stock claims (if any)
Preemptive rights	None	None
Redemption rights	None	None
Sinking fund rights	None	None

*	Subject to applicable federal and state securities law restrictions.

**	Automatically converts into common stock if total outstanding shares of class B common stock becomes less than 2% of the aggregate number of outstanding shares of common stock and class B common stock.

Holders of class B common stock are entitled to ten votes per share on all matters brought before a vote of our shareholders and holders of common stock are entitled to one vote per share on all such matters. Both classes vote as a single class on all such matters, unless otherwise required by law. Voting rights are not cumulative.

Holders of our common stock are entitled (subject to rounding) to 110% of any cash dividends per share declared by our board of directors to be payable with respect to our class B common stock (but not with respect to distributions in partial or complete liquidation of us or one or more of our subsidiaries). The declaration and payment of cash dividends are solely within the discretion of our board of directors. If cash dividends are not paid on the class B common stock for any reason whatsoever, then the holders of common stock are not entitled to any cash dividends. Holders of our preferred stock, if any, are entitled to receive dividends at the rate fixed by our board of directors, payable when and as declared, in preference to the holders of our common stock and class B common stock.

Holders of common stock have the same rights as holders of class B common stock with respect to stock dividends, stock splits and non-cash distributions, except that in the event of a stock dividend or stock split payable other than in preferred stock, only common stock can be distributed with respect to outstanding shares of common stock and only class B common stock can be distributed with respect to outstanding shares of class B common stock.

Shares of class B common stock are not transferable except to limited permitted transferees, including: (i) the beneficial owner of the class B common stock; (ii) the beneficial owner’s spouse; (iii) any parent and any lineal descendant (including any adopted child) of any parent of the beneficial owner or of the beneficial owner’s spouse; (iv) any trustee, guardian or custodian for, or any executor, administrator or other legal representative of the estate of, any of the foregoing individuals; (v) the trustee of a trust (including a voting trust) principally for the benefit of the beneficial owner; and (vi) any corporation, partnership or other entity if a majority of the beneficial ownership of the corporation, partnership or other entity is held by the beneficial owner of the class B common stock and/or any of the foregoing individuals. If a holder of class B common stock wishes to sell or otherwise transfer class B common stock to a person other than a permitted transferee listed in clauses (i) through (vi) of the previous sentence, then the holder must first convert the class B common stock into common stock and then may proceed with the transfer. The conversion of class B common stock into common stock is an irrevocable act and, once taken, the shares of common stock cannot be reconverted into class B common stock. Our articles of incorporation impose no restrictions on the transferability of shares of common stock.

Holders of common stock have no conversion privileges. The shares of class B common stock are convertible at the option of the holder, at any time or from time to time, into shares of common stock on a share-for-share basis. Additionally, the outstanding shares of class B common stock will be automatically converted into common stock on a share-for-share basis if, at any time, the total outstanding shares of class B common stock fall below 2% of the aggregate outstanding shares of common stock and class B common stock. We are required to reserve and keep available for issuance enough authorized but unissued shares of common stock to satisfy the share issuance requirements upon conversion of all outstanding shares of class B common stock.

There are no restrictions (other than obtaining the requisite corporate approval) on additional issuances of shares of common stock by us up to the number of then available authorized shares. However, we may not issue any additional shares of class B common stock (other than pursuant to stock dividends and stock splits as described above) without the approval of a majority of the votes represented by the outstanding shares of common stock and class B common stock, voting together as a single class.

Holders of common stock and class B common stock are entitled to share equally on a pro rata basis (based on the number of shares held compared to the aggregate number of outstanding shares of common stock and class B common stock) in all payments or distributions made to such holders upon our liquidation, dissolution or winding up. Holders of preferred stock, if any, would be entitled to receive the payments and distributions specified by our board of directors prior to the issuance of the preferred stock (plus accrued but unpaid dividends in the case of preferred stock entitled to cumulative dividends) before any payment or distribution is made to holders of common stock and class B common stock upon our liquidation, dissolution or winding up.

Holders of common stock and class B common stock have no redemption privileges, preemptive rights or sinking fund rights.

The outstanding shares of common stock and class B common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized to issue our preferred stock in one or more series and to fix the relative powers, preferences and rights, and the qualifications, limitations and restrictions, of any series with respect to voting rights; the rate of dividend and other dividend terms; the price, terms and conditions of redemption; the amounts payable in the event of voluntary or involuntary liquidation; sinking fund provisions for redemption or purchase of shares; and the terms and conditions on which shares may be converted.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock or class B common stock until our board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock and class B common stock;

•	diluting the voting power of the common stock and class B common stock;

•	impairing the liquidation rights of the common stock and class B common stock; and

•	delaying or preventing a change in control of our company.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and Bylaws

Provisions of Wisconsin law have certain anti-takeover effects. Our articles of incorporation and bylaws also contain provisions that may have similar effects.

Wisconsin Anti-Takeover Statute

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, or the “WBCL,” restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

i	the board of directors approved the acquisition of the stock prior to the acquisition date;

i	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

i	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

i	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

In addition to the anti-takeover provisions described above, various provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

Disparate Voting Power and Limited Transferability of Class B Shares

Our class B common stock has ten votes per share, while our common stock has one vote per share. As of February 17, 2020, shares of class B common stock constituted about 26% of our aggregate shares of outstanding common stock and class B common stock and about 78% of our total outstanding voting power. As a result, our capital structure may deter a potential change in control because our voting power is concentrated in our class B common stock.

These shares of class B common stock cannot be transferred at any time except for transfers to limited permitted transferees, including:

i	the beneficial owner of the class B common stock or the beneficial owner’s spouse;

i	the parent and any lineal descendant (including any adopted child) of any parent of the beneficial owner or of the beneficial owner’s spouse;

i	any trustee, guardian or custodian for, or any executor, administrator or other legal representative of the estate of, any of the foregoing individuals;

i	the trustee of a trust (including a voting trust) principally for the benefit of the beneficial owner; and

i	any corporation, partnership or other entity if a majority of the beneficial ownership of the corporation, partnership or other entity is held by the beneficial owner of the class B common stock and/or any of the foregoing individuals.

Any attempted transfer of our class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock. As a result, these provisions may be a deterrent to a potential acquisition transaction.

No Cumulative Voting

The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

Our bylaws provide that shareholders seeking to nominate persons for election to our board of directors or to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must be received no later than the earlier of  (i) 45 days prior to the date in the current year corresponding to the date on which we first mailed our proxy materials for the prior year’s annual meeting and (ii) the later of  (A) the 70th day prior to the current year annual meeting and (B) the 10th day after the day on which the current year annual meeting is publicly announced. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must follow. Our president must call a special meeting only if holders of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at that meeting submit a valid written demand to the corporate secretary. To be valid, a written demand must set forth, among other things, the specific purpose or purposes for which the special meeting is to be held and information about each shareholder demanding the meeting. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation. We may engage an independent inspector of elections to act as our agent for reviewing the validity of a shareholder demand for a special meeting.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of our company and our shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Amendments to Articles of Incorporation

The WBCL allows us to amend our articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice.

Preemptive Rights

No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock.